Filed Pursuant to Rule 433

Registration No. 333-171519

Term Sheet dated December 2, 2013

2.750% Senior Guaranteed Notes due 2017

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC and IB Finance Holding Company, LLC, each a subsidiary of Ally

Expected Ratings:	B1 / B+ / BB- (Moody’s/S&P/Fitch)

Title of Securities:	2.750% Senior Guaranteed Notes due 2017 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	December 2, 2013

Settlement Date:	December 5, 2013 (T+3)

Final Maturity Date:	January 30, 2017

Aggregate Principal Amount:	$1,000,000,000

Gross Proceeds:	$996,220,000

Underwriting Discount:	0.875%

Net Proceeds to Ally before Estimated Expenses:	$987,470,000

Coupon:	2.750%

Issue Price:	99.622%

Benchmark Treasury:	0.625% due November 15, 2016

Benchmark Treasury Yield:	0.559%

Spread to Benchmark Treasury:	231.6 bps

Yield to Maturity:	2.875%

Interest Payment Dates:	Semi-annually, in arrears on January 30 and July 30 of each year, until maturity, commencing July 30, 2014 (long first coupon)

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N AS9

ISIN: US02005NAS99

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Drexel Hamilton, LLC

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Toussaint Capital Partners, LLC

Denominations:	$2,000 × $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or J.P. Morgan Securities LLC collect at 212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.